Exhibit 99.1

Beamr Issues Q3-2025 CEO Letter to Shareholders: Advancing the Commercial Pipeline in the Autonomous Vehicles Industry

Herzliya, Israel, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

I am pleased to share with you our progress as we advance the commercial pipeline for our solutions. In the autonomous vehicle (AV) market, we are engaged with multiple Proof of Concepts (PoCs), indicating continued growth in activity since last quarter. We are gaining traction across verticals where video data is central to business activity and its usage is growing rapidly.

Q3:25 Highlights: AV PoCs Successfully Build Commercial Pipeline

During the third quarter of 2025, we continued building our sales and marketing muscle in the AV industry, positioning us to support the potential deal flow in future quarters. We gained momentum with additional PoCs, including several leading AV companies that advanced from validation of our technology into the commercial pipeline.

Our strategy focuses on the AV vertical, which we believe offers growth opportunities and meaningful business potential, processing tens to hundreds of petabytes of video data per company. This strategy is aligned with our shift to a volume-based business model, designed to monetize on this scale. As adoption continues, we expect this strategy to support steady expansion of our business footprint in the AV sector.

Our ongoing work further confirms the key role of video data for AV development, and the necessity of compression solutions, as AV data doubles annually, according to industry estimates. Our engagement with top tier AV businesses further validates that Beamr’s patented content-adaptive compression technology, enabling significant savings of up to 50% in storage, delivery, infrastructure and compute of video data - addresses the critical demand for smart compression in the industry. Our solution not only reduces operational costs at scale, but also guarantees the accuracy essential for the reliable operation of AV and machine learning (ML) models. This guarantee of ML-safety and data fidelity is an essential requirement for integration into the pipelines of autonomous driving and Advanced Driver Assistance Systems (ADAS) teams across various stages of development.

We are confident that Beamr’s solution for AV is ready for production environments, with demonstrated success in meeting the critical requirements of several AV system developers, positioning Beamr to have a clear advantage in the market. We are now demonstrating the flexibility of our solution by configuring it to the unique data workflows of several ongoing PoCs.

We deepened the commercial engagement through discussions with prospects and partners and participation in leading industry events in the United States and in Europe. We are expanding our sales pipeline with new AV prospects who are now entering the qualification stage to become new PoCs.

The AV market is under the category of enterprise sales, which translates into long sales and commercial pipelines. This is why Beamr has significantly invested in, and has begun ramping up its efforts in sales, marketing, and sales related engineering, also known as VidOps (Video Operations). We are actively managing a growing sales and commercial pipeline and are focused on converting these opportunities into flagship agreements in the coming quarters.

Leadership in Media and Entertainment

In the Media and Entertainment (M&E) vertical, we are happy to share that we have renewed all the major agreements for 2025, showcasing our strong position in this market.

We continue to innovate and introduce improvements to our video solutions for M&E. We have announced upcoming new offerings that improve video quality, such as Super Resolution that enhances video quality using advanced AI algorithms. These techniques, combined with our patented Content Adaptive BitRate technology (CABR), allow high video quality at lower bitrate and significant savings in storage and delivery costs for top tier streaming companies. These solutions are expected to be productized and released in the coming months.

Key events and Industry Recognition

AV Conferences

In August 2025, we participated in the ADAS and AV technology summit in San Jose, California, and in September 2025, we joined the IAA mobility summit in Munich, Germany. During these key events for the AV industry, our sales and product teams engaged in dozens of meetings with partners and prospects, further validating our solution to this market and adding new top tier AV companies into our pipeline.

IBC Show

In September 2025, we participated in the IBC Show in Amsterdam, the Netherlands. During the event we launched the “Partner with Beamr” program and presented innovative solutions for the M&E industry. We demonstrated real-time, cost-effective AI-powered quality enhancement to 4K for broadcasters and streamers of live events, such as sports matches and music concerts. This demonstration won the TV Tech best of show award.

During the event, Beamr COO, Hagai Barel, participated in a panel “Bringing AI Media Solutions to Market with NVIDIA”, discussing how GPU-accelerated video workflows advance technology, user-experience and monetization opportunities through AI enhancements.

We also presented a session about our live 4K AI quality enhancement. Watch the presentation here.

Oracle AI World and NAB Show New York

In October 2025, we participated in the Oracle AI World in Las Vegas. During the event we presented a session showcasing Beamr’s technology offerings, titled “NVIDIA GPU-Accelerated Video: From 4K Live to Autonomous Vehicles”. In the same month, we joined NAB Show New York, engaging with broadcasting and streaming businesses.

AI Expert Call

In October 2025, I participated in an expert call with Loop Capital IT Infrastructure & Supply Chain analyst Ananda Baruah. During the call, I explored innovation, challenges and opportunities in fast growing video markets, AI and Gen AI and more. Listen to the expert call here.

Financial highlights*

During the nine-month period ended September 30, 2025, we generated approximately $1.54 million in revenue, compared with $1.5 million in the nine months ended September 30, 2024. Our balance sheet remains solid with $12.2 million of cash and deposits, as of September 30, 2025.

Looking ahead, our priorities are clear - to turn our PoCs and sales pipeline in the AV market into signed agreements, keep our leadership in the M&E space, maintain financial discipline, and communicate progress with transparency. With an expanding pipeline, good cash position, and technology trusted by leading enterprises, we are confident that Beamr is well positioned to convert its current momentum into growth and broader market adoption.

Respectfully,
Sharon Carmel
Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including its expectations for significant revenue growth. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com

* This unaudited preliminary financial information regarding our revenues for the three months and quarter ended September 30, 2025, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

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